SIGNET

William H Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


SC/JV/041

February 6, 2007

RE:         SIGNET GROUP PLC
            FORM 20-F FOR FISCAL YEAR ENDED JANUARY 28, 2006
            FILE NO. 1-32349

Dear Mr. Thompson,

Thank you very much for your letter dated January 18, 2007 setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Form 20-F (the "2005 Form 20-F") for the fiscal year ended January 28, 2006 of Signet Group plc (the "Company"). This letter was in response to the Company's initial response to the Staff's initial comment letter dated September 28, 2006.

Please find attached the Company's responses to the comments raised in your letter. To facilitate the Staff's review, the captions and numbered comments from the Staff's comment letter of January 18 have been reproduced below in italics. The Company's response follows each comment.

Note 1. Principal accounting policies, page 70

1. We reviewed your response to comment no. 8 in our letter dated September 28, 2006. The affirmative statement we want you to make in your future filings is an explicit and unreserved statement that your financial statements comply with all the requirements of the standards adopted by the International Accounting Standards Board rather than stating that your financial statements comply with all the requirements of IFRS as adopted by the European Union. Since you state that the differences between the two are not material to the Group, we believe you should be able to provide such an affirmative statement. Please confirm to us that your financial statements comply with all the requirements of IFRSs as published by the IASB and that you will make an affirmative statement to that effect in your future filings. Reference is made to IAS 1, paragraph 14.

In respect of your comments on IAS 1.14, we note that EU law confirms (specifically in respect of IFRS 1) that references to IAS/IFRS are not general references to the standards issued by the IASB but instead that "References in



                             SIGNET GROUP PLC, 15 Golden Square, London, W1F 9JG
                                           Tel: 020 7317 9700 Fax: 020 7734 1452
                                             Registered in England number 477692

IFRS 1 to IAS/IFRS shall be construed as references to IAS/IFRS as adopted by the Commission on the basis of Regulation (EC) No 1606/2002" (see Regulation 2086/2004, Article 1, paragraph 2).

We believe that it is therefore appropriate that this should be made clear in the accounting policies and that such a statement should refer to the financial statements having been prepared `in accordance with all the International Financial Reporting Standards as adopted by the European Union'. We note that SEC Release numbers 33-8567 and 34-51535 "First Time Application of International Financial Reporting Standards" II G states: "EU GAAP would appear to constitute a comprehensive body of accounting standards for purposes of Item 8.A.2 and Item 17 and 18 of Form 20-F and would be accepted in SEC filings by EU companies." Our understanding of the SEC Releases is that we would only be required to include a reconciliation from EU GAAP to IFRS as published by the IASB if we were seeking to rely on the accommodation granted by the SEC and filing two years rather than three years of statements of income, changes in stockholders equity and cash flows. In respect of the year ending February 3, 2007 and subsequent years, we will not be relying on this accommodation.

In order to avoid any potential confusion between IFRS as adopted by the European Union and IFRS as published by the IASB, in future filings we will refer to "adopted IFRS" (which we will define as IFRS as adopted by the European Union) rather than simply "IFRS".

Note 31. Summary of differences between IFRS and US generally accepted accounting principles, page 103

2. We reviewed your response to comment no.12 in our letter dated September 28, 2006. Your proposed revisions do not provide the previously requested disclosure. Accordingly, in your future filings, please either provide an audited reconciliation from IFRS as adopted by the European Union to IFRS as published by the IASB or make an affirmative statement, in the reconciliation footnote, that there are no differences between your application of IFRS as adopted by the European Union and IFRS as published by the IASB. Refer to Instruction
         G9i) of Form 20-F.

The IAS Regulation requires that accounts be prepared in accordance with endorsed IAS's i.e. IAS's adopted by the European Union. Whilst for the two years ended January 28, 2006 the Company confirms that there are no differences between its application of IFRS as adopted by the European Union and IFRS as published by the IASB, in future filings the company will make an affirmative statement of compliance with IFRS as adopted by the European Union, and clarify that the IFRS as referred to in the reconciliation to US GAAP is "adopted IFRS", as defined above. This is in line with relevant EU regulation. Although we acknowledge that, at present, there are no differences between our application of IFRS as adopted by the European Union and IFRS as published by the IASB that impact our financial statements, we cannot assume that this will always be the case. We are, therefore, reluctant to enter into a commitment to provide an audited reconciliation between the two GAAPs should differences arise in the future, when we do not believe that such a reconciliation is required by the relevant legislation. However, if we do make a statement in future filings to the effect that there are no differences in a particular year between IFRS as adopted by the European Union and IFRS as published by the IASB, we will state that "No adjustment would be required if the company wished to assert compliance with IFRS as issued by the IASB" in order to avoid any potential confusion over the actual basis of preparation.

Should any questions arise in connection with this response letter, please contact the undersigned at 011-44-870-909-0301 or Michael Brady of Weil, Gotshal & Manges, at 011-44-207-903-1071. You may also address queries to Matthew Lewis of KPMG in London at 011-44-207-311-1000.


                                                     Sincerely,

                                                     /s/ Walker Boyd

                                                     Walker Boyd
                                                     Group Finance Director
                                                     Signet Group plc

cc   Michael Brady, Weil, Gotshal & Manges
     Matthew Lewis, KPMG